Exhibit 99.1

Youlife Group Inc. Reports Strong First Half 2026 Revenue Growth
and Expands AI-Enabled Blue-Collar Workforce Platform

●	Revenues up 114.8% YoY to RMB1,961.9 million

●	Gross profit increased 31.7% YoY to RMB169.2 million

●	Net profit of RMB30.3 million, with profitability maintained during platform expansion and investment

SHANGHAI, China, October 15, 2026 /PRNewswire/ -- Youlife Group Inc. (“Youlife” or the “Company”) (NASDAQ: YOUL), a leading blue-collar lifetime service provider in China, today announced its unaudited financial results for the six months ended June 30, 2026.

Operational and Financial Highlights for the First Half of 2026

●	Total revenues were RMB1,961.9 million (US$288.1 million), up 114.8% YoY.

●	Gross profit was RMB169.2 million (US$24.8 million), up 31.7% YoY.

●	Net profit was RMB30.3 million (US$4.5 million), with profitability maintained while the Company continued to invest in its expanded platform and growth initiatives.

Recent Developments

●	In January 2026, the Company’s subsidiary Shanghai Youerlan Information Technology Co., Ltd., entered into a three-year nationwide outsourcing service cooperation with a major domestic new-retail group. The agreement covers production operations and business support for stores and large-scale warehouses nationwide and is expected to expand the Company’s employee management services platform and enterprise customer base.

●	In January 2026, the Company’s subsidiary, Wuhan Tiankun Diyun Education Technology Co., Ltd., established a joint venture with Bole Chepinwang Information Technology (Suzhou) Co., Ltd., to expand automotive school-enterprise cooperation, curriculum development and talent cultivation.

●

In January 2026, the Company completed the previously announced share exchange transaction and YouheHR Group Inc. became a wholly owned subsidiary of Youlife, strengthening the Company’s nationwide blue-collar service network and employee management delivery capabilities.

●	In April 2026, the Company reached a cooperation with Xinhui Technician College: the Company’s subsidiary signed a cooperation agreement with Xinhui Technician College, further expanding the Company’s vocational education cooperation network in the Guangdong-Hong Kong-Macao Greater Bay Area and building a talent reservoir for the extension of its business into Hong Kong and Macao.

●	On June 18, 2026, the Company entered into a long-term strategic cooperation with Anhui Thingo Intelligent Technology Co., Ltd. to jointly develop intelligent agent services and AI recruitment products, and build an AI industry academy and related AI capabilities. The cooperation has an initial term of no less than ten years.

●	In July 2026, the Company’s vocational education brand Tiankun Education entered into a ten-year school-running cooperation agreement with Dazhou Technician College covering enrollment, curriculum co-development, industry-oriented training, faculty development, internships, employment placement and operational management.

●	In August 2026, the Company’s subsidiary Jiangxi Youlan Sci-Tech Industry Development Co., Ltd., entered into a strategic cooperation framework agreement with Ji’an Industry-Education Integration Technology Co., Ltd. to develop an industry-education integration platform anchored on the High-Speed Rail New District Digital Economy Industrial Park, including opportunities involving vocational education, embodied robotics and related technology industries.

●	In August and September 2026, the Company held ecosystem partner summits in Chengdu and Wuhan as part of its “Thousand Cities, Ten Thousand Enterprises” initiative. The program is designed to expand Youlife’s county-level partner network and advance collaboration across AI talent cultivation, industry-education integration, technology-enabled talent services and international employment, supporting the Company’s broader platform strategy.

Management Remarks

Yunlei Wang, founder, chief executive officer and chairman of Youlife, said, “The first half of 2026 marked an important phase in Youlife’s evolution from a primarily organic-growth business into a broader, technology-enabled blue-collar workforce platform. Revenue increased 114.8% year over year to RMB1.96 billion, supported by continued growth from enterprise customers and the rapid expansion of our employee management services business.The completion of Youhe HR acquisition strengthened our nationwide service network and delivery capabilities, while our three-year nationwide outsourcing agreement with a leading domestic new-retail group provides an additional platform for recurring employee management services growth. At the same time, our partnerships in automotive services, vocational education and international talent development are expanding the industries, geographies and customer relationships we can serve.”

“We are also accelerating the technology and ecosystem investments that we believe can support the next phase of growth. Our long-term strategic cooperation with Thingo Technology is focused on developing AI-enabled recruitment and intelligent agent solutions, with the objective of improving job matching, workforce delivery and workforce management. Our vocational education partnerships, including the Dazhou Technician College cooperation and the Ji’an industry-education integration initiative, are designed to strengthen our talent pipeline while creating new application scenarios for AI, robotics and intelligent manufacturing. Together with our Sealand joint venture and our cooperation with VCI Global to explore a robotics-enabled workforce-as-a-service platform, these initiatives broaden our addressable market and reinforce our strategy of building an integrated blue-collar talent ecosystem. We remain focused on disciplined execution, selective partnerships and acquisitions, and the use of technology to improve operating efficiency and create sustainable long-term value for shareholders,” Yunlei Wang concluded.

Haijun Zhang, acting chief financial officer of Youlife, commented, “We delivered substantial top-line growth in the first half of 2026, with revenue increasing 114.8% year over year to RMB1,961.9 million (US$288.1 million), primarily driven by a 122.3% increase in employee management services revenue. Gross profit increased 31.7% to RMB169.2 million (US$24.8 million), while gross margin was 8.6%, compared with 14.1% in the prior-year period. The change in gross margin primarily reflects the greater contribution of employee management services following the acquisition of YouheHR, which operates at a lower gross margin than certain of our other businesses. We also increased investment in sales and marketing, integration and research and development as we scaled the platform and expanded our technology capabilities. Net profit remained positive at RMB30.3 million (US$4.5 million), and cash and cash equivalents were RMB130.0 million (US$19.1 million) as of June 30, 2026. Going forward, we will maintain capital discipline while focusing on integration, operating efficiency, gross-margin improvement and selective investment in businesses and technologies that can support sustainable growth.”

Unaudited Financial Results for the First Half of 2026

Total revenues were RMB1,961.9 million (US$288.1 million), representing an increase of 114.8% from RMB913.3 million in the first half of 2025. Growth was primarily driven by employee management services, while HR recruitment and vocational education services also recorded strong year-over-year growth.

●	Vocational education services. Revenues generated from vocational education services increased by 33.1% from RMB17.2 million for the six months ended June 30, 2025 to RMB22.9 million (US$3.4 million) for the six months ended June 30, 2026, primarily due to growth in our smart campus services.

●	Employee management services. Revenues generated from employee management services increased by 122.3% from RMB847.8 million for the six months ended June 30, 2025 to RMB1,884.2 million (US$276.7 million) for the six months ended June 30, 2026, primarily due to (i) an increase in the number of corporate customers and growing demand for blue-collar labor, attributable to comprehensive adjustments and enhancements to our business controls and development strategy and the full utilization of our blended business model across the blue-collar worker lifecycle value chain; (ii) a greater focus on target customers in new-economy industries that offer high customer value and require large-scale outsourcing services; and (iii) revenue generated from YouheHR following its acquisition on January 31, 2026.

●	HR recruitment services. Revenues generated from HR recruitment services increased by 93.7% from RMB9.1 million in the six months ended June 30, 2025 to RMB17.7 million (US$2.6 million) for the six months ended June 30, 2026, primarily due to increased recruitment demand from clients.

●	Marketing services and solutions. Revenues generated from marketing services and solutions decreased by 5.4% from RMB39.2 million for the six months ended June 30, 2025 to RMB37.1 million (US$5.4 million) for the six months ended June 30, 2026, primarily due to a reduction in the scale of retail goods sold through online retail platforms.

Costs of revenues were RMB1,792.7 million (US$263.2 million), representing an increase of 128.4% from RMB784.8 million in the first half of 2025, primarily reflecting higher labor costs and service fees associated with the expansion of employee management services.

Gross profit and gross margin

Gross profit was RMB169.2 million (US$24.8 million), compared with RMB128.5 million in the first half of 2025, representing an increase of 31.7%, primarily due to higher revenues from employee management services.

Gross margin was 8.6%, compared with 14.1% in the first half of 2025. The decrease primarily reflected the larger contribution from employee management services following the acquisition of YouheHR, which has a lower gross margin than certain of the Company’s other businesses.

Total operating expenses were RMB138.8 million (US$20.4 million), compared with RMB82.7 million in the first half of 2025, representing an increase of 67.9%, primarily reflecting higher sales and marketing, and administrative expenses following the acquisition of YouheHR, as well as increased research and development investment.

●	Sales and marketing expenses were RMB69.1 million (US$10.1 million), compared with RMB24.7 million in the first half of 2025. The year-over-year increase was mainly attributable to expenses incurred by YouheHR following its acquisition.

●	General and administrative expenses were RMB61.5 million (US$9.0 million), compared with RMB56.4 million in the first half of 2025. The year-over-year increase was mainly attributable to expenses incurred by YouheHR following its acquisition.

●	Research and development expenses were RMB8.3 million (US$1.2 million), compared with RMB1.6 million in the first half of 2025. The year-over-year increase was mainly attributable to increased expenditures on research and development projects.

Operating income was RMB30.4 million (US$4.5 million), compared with RMB45.8 million in the first half of 2025, primarily reflecting the lower gross margin and higher operating expenses associated with the Company’s expanded business scale and investment in growth initiatives.

Other non-operating income, net was RMB4.6 million (US$0.7 million), compared with RMB3.8 million in the first half of 2025, primarily due to lower exchange losses for the six months ended June 30, 2026.

Net profit was RMB30.3 million (US$4.5 million), compared with RMB37.7 million in the first half of 2025. The Company remained profitable while continuing to invest in its expanded operating platform, strategic initiatives and technology capabilities.

Basic and diluted earnings per share were RMB0.38 (US$0.06), compared with RMB0.54 in the first half of 2025, reflecting the increase in the weighted average number of shares outstanding to 80.2 million from 70.0 million, primarily following the issuance of shares in connection with the YouheHR acquisition.

Financial Position and Liquidity

Total assets as of June 30, 2026, were RMB1,471.4 million (US$216.0 million), compared with RMB1,242.9 million as of December 31, 2025, an increase of 18.4%. The increase primarily reflected higher accounts receivable and prepayments and other receivables associated with the expansion of the Company’s business, as well as the recognition of intangible assets and goodwill related to the YouheHR acquisition.

Total liabilities as of June 30, 2026, increased 28.8% to RMB630.5 million from RMB489.6 million, primarily reflecting higher other payables and accruals and an increase in short-term borrowings.

Total shareholders’ equity increased 11.6% to RMB840.9 million, compared with RMB753.2 million at year-end 2025, supported by the increase in additional paid-in capital associated with the YouheHR acquisition and the Company’s continued profitability.

Net cash generated from operating activities was RMB9.1 million (US$1.3 million) in the first half of 2026, compared with RMB13.7 million in the prior-year period. Operating cash flow remained positive despite the significant expansion in the Company’s business, with the primary use of operating cash related to the increase in trade receivables as revenue scaled.

Net cash generated from investing activities was RMB23.7 million (US$3.5 million), primarily reflecting RMB24.0 million of cash acquired in connection with the YouheHR business combination, partially offset by purchases of property and equipment. Net cash used in financing activities was RMB47.0 million (US$6.9 million), primarily reflecting repayments of borrowings, advances from third parties and listing expenses, partially offset by new bank and other borrowings.

Cash and cash equivalents decreased by RMB14.2 million during the first half of 2026, from RMB144.2 million at December 31, 2025 to RMB130.0 million (US$19.1 million) at June 30, 2026. The Company continues to focus on working-capital management and disciplined capital allocation while investing in the integration of YouheHR, technology capabilities and initiatives designed to support longer-term growth.

About Youlife Group Inc.

Youlife is a leading blue-collar lifetime service provider in China, dedicated to modernizing blue-collar employment through data, training, and technology-driven workforce solutions. In the talent services sector, Youlife operates 180 domestic branches and more than 10 overseas offices. By partnering with more than 10,000 renowned enterprises worldwide, Youlife provides stable and future-ready workforce infrastructure at scale. Under its “School-Enterprise Cooperation” model, Youlife maintains a nationwide network of vocational schools, including 37 schools and 146 curriculum development programs, covering 37 cities and counties across 16 provinces in China. For more information, please visit https://ir.youlife.cn/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding future events and the future results of Youlife, and Youlife’s current expectations, estimates, forecasts, and projections about the industry in which Youlife operates, as well as the beliefs and assumptions of Youlife’s management. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Youlife’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause Youlife’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements.

5